FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                         For the month of February 2006

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]

     On February 1, 2006, the Registrant announced its financial results for the fourth quarter and fiscal year ended December 31, 2005. Attached hereto are the following exhibits:

     Exhibit 99.1   Press release dated February 1, 2006

     Exhibit 99.2 Registrant's consolidated financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003, and the report thereon dated February 1, 2006 of Brightman Almagor & Co.

     Exhibit 99.3 Management's Discussion and Analysis of Financial Condition and Results of Operations

     Exhibit 99.4   Consent of Independent Registered Public Accounting Firm

     This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into (1) all effective registration statements filed by us under the Securities Act of 1933 and (2) Registration Statement No. 333-131315 on Form F-3, except that the information herein relating to EBITDA and related non-GAAP financial measure disclosures is expressly excluded from such incorporation.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TOWER SEMICONDUCTOR LTD.

Date: February 2, 2006                               By: /S/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary